BlackRock New York Insured Municipal Income Trust

77D(g)

Policies with respect to security investments

Effective September 12, 2008, the Board of Directors of BlackRock New York Insured Municipal Income Trust (the “Fund”) approved the following change in the Fund’s non-fundamental investment policies:

Old Investment Guideline

Under normal market conditions, the Fund is required to invest at least 80% of its managed assets in municipal bonds insured by insurers with claims-paying ability of the highest possible rating at the time of investment.

New Investment Guideline

Under normal market conditions, the Fund is required to invest at least 80% of its managed assets in municipal bonds insured by insurance providers or other entities with claims-paying abilities rated at least investment grade at the time of investment.